OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response. . . .10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

inTEST Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

461147 10 0
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).

CUSIP No. 461147 10 0

1.	NAME OF REPORT PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Alyn R. Holt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[ ] [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,133,556
	6.	Shared Voting Power 369,000
	7.	Sole Dispositive Power 1,133,556
	8.	Shared Dispositive Power 369,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,556
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.8%
12.	TYPE OF REPORTING PERSON* IN

Schedule 13G/A
Amendment No. 5

This Amendment No. 5 amends the Schedule 13G dated February 12, 1998, as previously amended by Amendment Nos. 1, 2, 3 and 4 (the "Original Schedule 13G") of Alyn R. Holt filed with respect to the Common Stock, par value $0.01, of inTEST Corporation, a Delaware corporation, and is filed in accordance with 17 C.F.R. Sec. 240.13d-2(b) to report changes in the information reported in the Original Schedule 13G as of December 31, 2007. Except as disclosed herein, there has been no change in the information reported in the Original Schedule 13G.

Item 4.	Ownership

See Items 5 through 9 and 11 of cover page.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The power to receive or direct the receipt from the proceeds of sale of the securities covered by this report is shared with respect to 369,000 shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:   /s/Alyn R. Holt
       Alyn R. Holt

Date:   February 11, 2008